SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

December 20th, 2017

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28° of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01, Credicorp Ltd. complies with notifying you of the following Material Event:

To enhance the management of Credicorp’s subsidiaries, the Board of Directors unanimously resolved, at its meeting held on Wednesday, December 20th, 2017:

1.	To organize Credicorp’s subsidiaries in four Lines of Business:

·	Universal Banking, which will include Banco de Credito del Peru-BCP and Banco de Credito de Bolivia

·	Insurance and Pensions, which will include Grupo Pacifico and Prima AFP

·	Microfinance, which will include MiBanco and Encumbra

·	Investment Banking & Wealth Management, which will include Credicorp Capital, Wealth Management of BCP, and Atlantic Security Bank.

2.	To appoint:

·	Mr. Walter Bayly as Credicorp’s Chief Executive Officer (CEO). Mr. Dionisio Romero Paoletti will continue as Executive Chairman of Credicorp.

·	Mr. Gianfranco Ferrari as Deputy CEO of Credicorp and Head of Universal Banking, who will report to the CEO of Credicorp. Mr. Ferrari has also been appointed as CEO of BCP.

·	Mr. Alvaro Correa as Deputy CEO of Credicorp and Head of Insurance and Pensions, who will report to the CEO of Credicorp. Mr. Correa will continue as CEO of Grupo Pacifico. Mr. Renzo Ricci will continue as CEO of Prima AFP reporting to Alvaro Correa.

·	Mr. Javier Ichazo as Head of Microfinance, who will report to the CEO of Credicorp. Mr. Ichazo will continue as CEO of Mibanco.

·	Mr. Christian Laub as Head of Investment Banking & Wealth Management, who will report to Mr. Alvaro Correa as Deputy CEO of Credicorp. Mr. Laub will continue as CEO of Credicorp Capital.

·	Mr. Guillermo Morales as Head of Legal and Mr. Bernardo Sambra as Chief Human Resources Officer, both reporting to the CEO of Credicorp.

·	Ms. Ursula Alvarez as Head of Talent Management at Credicorp, reporting to the CEO of Credicorp.

·	Mr. Marco Roca as Head of Strategy and Business Development and Mr. Enrique Pasquel as Head of Corporate Affairs at Credicorp, both reporting to the Executive Chairman of Credicorp.

All the aforementioned resolutions are shown in the chart below and shall be effective as from April 1st, 2018.

Lines of Business
Support
Executive Chairman
(Dionisio Romero)
CEO
(Walter Bayly)
Deputy CEO and Head of Universal Banking
(Gianfranco Ferrari)1
Deputy CEO and Head of Insurance & Pensions
(Alvaro Correa)2
Head of Investment Banking & Wealth Management
(Christian Laub)3
Chief Corporate Audit Officer
(Jose Esposito)4
Corporate Compliance Officer
(Barbara Falero)4
Head of Microfinance
(Javier Ichazo)5
Chief Financial Officer
(Fernando Dasso)
Chief Risk Officer
(Reynaldo Llosa)
Head of Legal
(Guillermo Morales)
Chief Human Resources Officer
(Bernardo Sambra)
Head of Talent Management
(Ursula Alvarez)
Head of Strategy and Business Development
(Marco Roca)
Head of Corporate Affairs
(Enrique Pasquel)

1 CEO of BCP. 2 CEO of Pacífico. 3 CEO of Credicorp Capital. 4 Coordination; the direct report is to the Board of Directors of Credicorp. 5 CEO of MiBanco.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20th, 2017

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Bottger
Miriam Bottger
Authorized Representative